ANGELO VENTURA

972 Roxas Avenue, Metro Manila, Philippines

July 16, 2011

Monarchy Resources Inc.
243 Teresa Street, Sampalloc,
Manila, Philippines

Attention: Directors:

As per your request, I confirm that upon receipt of full payment for Phase 1 of the exploration for the La Carolta property, work on Phase 1 will begin.

I expect the report to be issued in late November, 2011.

Respectfully yours,

ANGELO VENTURA

PAID
July 18, 2011
$ 14,000